Exhibit (d)(ii)

Advisory Fee Waiver and Expense Assumption Agreement

by and between Registrant and Pacific Heights Asset Management, LLC,

dated December 5, 2014

Pacific Heights Asset Management, LLC

Transamerica Center

600 Montgomery Street, Suite 4100

San Francisco, California 94111

Telephone (415) 398-8000

Telecopier (415) 398-8091

December 5, 2014

The Board of Directors

Permanent Portfolio Family of Funds, Inc.

600 Montgomery Street, Suite 4100

San Francisco, California 94111

Re:     Advisory Fee Waiver and Expense Assumption Agreement

Dear Directors,

Reference is made to the Investment Advisory Contract, dated November 24, 2002 (“Contract”), by and between Pacific Heights Asset Management, LLC (“Investment Adviser”) and Permanent Portfolio Family of Funds, Inc. (“Fund”), on behalf of each portfolio of the Fund referenced in Appendix A attached hereto, as such Appendix may be amended from time to time (each a “Portfolio”).

The Investment Adviser hereby agrees, for as long as this letter agreement is in effect, to waive its Advisory Fee (as defined in the Contract), as follows:

Permanent Portfolio. The Investment Adviser shall waive the Advisory Fee it charges to Permanent Portfolio, so that the Advisory Fee paid by Permanent Portfolio does not exceed an annual rate of: 0.6875% of the Portfolio’s average daily net assets in excess of $6 billion up to $8 billion; 0.6600% of the Portfolio’s average daily net assets in excess of $8 billion up to $10 billion; 0.6400% of the Portfolio’s average daily net assets in excess of $10 billion up to $15 billion; 0.6200% of the Portfolio’s average daily net assets in excess of $15 billion up to $25 billion; and 0.6000% of the Portfolio’s average daily net assets in excess of $25 billion.

Short-Term Treasury Portfolio. The Investment Adviser shall waive the Advisory Fee it charges to Short-Term Treasury Portfolio, so that the Advisory Fee paid by Short-Term Treasury Portfolio does not exceed an annual rate of 0.6875% of the Portfolio’s average daily net assets.

Versatile Bond Portfolio. The Investment Adviser shall waive the Advisory Fee it charges to Versatile Bond Portfolio, so that the Advisory Fee paid by Versatile Bond Portfolio does not exceed an annual rate of 0.8125% of the Portfolio’s average daily net assets.

The Investment Adviser hereby further agrees, for as long as this letter agreement is in effect, to pay all salaries, fees and expenses of officers of the Fund currently paid by the Fund pursuant to clause (e) of Part Three: Allocation of Expenses of the Contract.

Neither the Fund nor any Portfolio will be required to reimburse the Investment Adviser for amounts waived or paid by the Investment Adviser pursuant to this letter agreement.

This letter agreement shall be in effect for each Portfolio from the date first written above until June 1, 2016. This letter agreement may be terminated or amended only in writing and only with the approval of the Fund’s Board of Directors.

The Board of Directors

December 5, 2014

This letter agreement is made and is to be performed in the State of California, and except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this letter agreement shall be governed by and construed and enforced in accordance with the laws of the State of California other than the conflict of laws provision thereof.

If you are in agreement with the foregoing, please sign the form of acceptance and return the same to us.

Very truly yours,

PACIFIC HEIGHTS ASSET MANAGEMENT, LLC

By:	/s/ Michael J. Cuggino
Michael J. Cuggino Manager and Sole Member

Accepted and Agreed:

PERMANENT PORTFOLIO FAMILY OF FUNDS, INC.,

on behalf of each Portfolio identified herein

By:	/s/ David P. Bergland
David P. Bergland Lead Independent Director

Appendix A

Permanent Portfolio

Short-Term Treasury Portfolio

Versatile Bond Portfolio

Aggressive Growth Portfolio

Dated: December 5, 2014